UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2008

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: May 29, 2008

The Company’s parent Company, Priortech Ltd. (“Priortech”), which is a publicly traded company on the Tel-Aviv Stock Exchange, is required to implement, as of January 1, 2007, Accounting Standard No. 30 of the Israel Accounting Standard Board (the “Standard”).

Details regarding the Standard and its implementation, as reflected on Priortech’s consolidated statement for March 30, June 30, September 30, and December 31st, 2007, were given in the Company’s four previous reports concerning the Standard, dated June 3rd, September 3rd and November 28th, 2007, and April 7th, 2008.

The net amount of capitalized development expenses reflected on Priotech’s consolidated statement for March 31st, 2008 is NIS 4,392 thousands or US$ 1,208 thousands.

Another item of disclosure on Priortech’s reports reflects the fact that on March 31, 2008, Camtek was engaged in hedging transactions in US Dollars on the NIS exchange rate. The opened hedging transactions as of March 31st, 2008, are displayed in the following table:

Amount	Repayment date	Transaction date	Exchange Rate NIS/US$	Fair Value

$700,000	28.04.08	14.12.07	3.56	0
$(700,000)	28.04.08	14.12.07	3.56	NIS 241,039